UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         ---------------

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. ---)

                        Datigen.com, Inc.
                        (Name of Issuer)

                   Common Stock, no par value
                 (Title of Class of Securities)

                           238162 10 1
                         (CUSIP Number)

                       M. Ballard Gardner
                       444 North 550 East
                         Orem, UT 84097
                         (801) 225-7984
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         January 2, 2002
     (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Check the following box if a fee is being paid with the statement
[_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 244.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 124276106        Schedule 13 D            Page 2 of 5
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1.   NAME OF REPORTING PERSON, AND
     I.R.S. IDENTIFICATION NO. OF REPORTING PERSONS (ENTITIES ONLY):

     M. Ballard Gardner

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                    (a) [_]                     (b) [_]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS:    00 - Other

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5.   CHECK BOX [_] IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   United States citizen

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NUMBER OF      7.   SOLE VOTING POWER
SHARES                   175,000 shares
BENEFICIALLY   8.   SHARED VOTING POWER
OWNED BY                 -0- shares
EACH           9.   SOLE DISPOSITIVE POWER
REPORTING                175,000 shares
PERSON         10.  SHARED DISPOSITIVE POWER
WITH                     -0- shares

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:
          175,000 shares

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12.  CHECK BOX [_] IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES.

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.59%

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14.  TYPE OF REPORTING PERSON:     IN  Individual
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CUSIP No. 124276106         Schedule 13 D              Page 3 of 5

Item 1.  Security and Issuer

     Title of Class of Equity Securities:

          Common Stock, No Par Value

     Name and Address of Principal Executive Offices of the Issuer:

          Datigen.com, Inc.
          3191 North Canyon Road
          Provo, Utah 84604

Item 2.  Identity and Background

     (a)   Name:

          M. Ballard Gardner

     (b)   Residence or business address:

          444 North 550 East
          Orem, UT 84097

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          Manager of Trip Hazard Removal Business
          Datigen.com, Inc.
          3191 North Canyon Road
          Provo, Utah 84604

     (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years:

          None

     (e) Party to a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws:

          None

     (f)  Citizenship:

          U.S.

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CUSIP No. 124276106    Schedule 13 D                Page 4 of 5

Item 3: Source and Amount of Funds or Other Consideration:

     Te reporting person conveyed certain assets used in the trip hazard removal business to Datigen.com, Inc., Personal funds in exchange for $200,000 and 175,000 shares of the common stock of Datigen.com, Inc.

Item 4. Purpose of Transaction:

     The reporting person acquired the shares of Datigen.com, Inc. reported herein for investment purposes. At this time, he has no intention of acquiring additional shares of Datigen.com, Inc. reported herein, although he reserves the right to make additional purchases from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the stock, stock market conditions and the business prospects of Datigen.com, Inc. The reporting person has no present intention, arrangement or understanding to effect any of the transactions listed in
     Item 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer:

     (a) The reporting person is the beneficial owner of 20.59% of the issued and outstanding shares of Datigen.com, Inc. The percentage is computed using an aggregate of 175,000 shares of common stock held by the reporting person and 850,000 shares of common stock outstanding at January 2, 2002.

     (b)  Sole Voting Power:            175,000 shares
          Sole Dispositive Power:       175,000 shares
          Shared Voting Power:               -0- shares
          Shared Dispositive Power:          -0- shares

     (c)  Not applicable

     (d)  Not applicable

     (e)  Not applicable

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CUSIP No. 124276106        Schedule 13 D             Page 5 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

     The reporting person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Asset Purchase agreement between Datigen.com, Inc., and
       M. Ballard Gardner dated December 27, 2001
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After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated January 23, 2002                  /s/ M. Ballard Gardner

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